Exhibit 99.1

Ardmore Shipping to Present at Maxim Group's Future of Shipping Virtual Conference

HAMILTON, Bermuda, June 28, 2021 /PRNewswire/ -- Ardmore Shipping Corporation (NYSE: ASC) ("Ardmore" or the "Company") today announced that the Company's Chief Financial Officer, Paul Tivnan, is scheduled to present at Maxim Group's Future of Shipping Virtual Conference as part of the Tanker Industry Update: Future Vessel Supply and Industry Trends panel on Tuesday, June 29, 2021 at 10:30 am ET.

A live webcast of the presentation will be available by registering on the conference website, https://m-vest.com/events/future-of-shipping.

About Ardmore Shipping Corporation:

Ardmore owns and operates a fleet of MR product and chemical tankers ranging from 25,000 to 50,000 deadweight tonnes. Ardmore provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size tankers.

Ardmore's core strategy is to continue to develop a modern, high-quality fleet of product and chemical tankers, build key long-term commercial relationships and maintain its cost advantage in assets, operations and overhead, while creating synergies and economies of scale as the company grows. Ardmore provides its services to customers through voyage charters, commercial pools, and time charters, and enjoys close working relationships with key commercial and technical management partners.

In February 2021, Ardmore announced its Energy Transition Plan ("ETP") focused on three key areas: transition technologies, transition projects, and sustainable (non-fossil fuel) cargos. The ETP is an extension of Ardmore's existing strategy, building on its core strengths of tanker chartering, shipping operations, technical and operational fuel efficiency improvements, technical management, construction supervision, project management, investment analysis, and ship finance. Ardmore has established Ardmore Ventures as Ardmore's holding company for existing and future potential investments related to the ETP.

Investor Relations Enquiries:

Mr. Leon Berman
The IGB Group
45 Broadway, Suite 1150
New York, NY 10006
Tel: 212-477-8438
Fax: 212-477-8636
Email: lberman@igbir.com

Or

Mr. Bryan Degnan
The IGB Group
Tel: 646-673-9701
Email: bdegnan@igbir.com